Exhibit 99.6

BCSB Bancorp, Inc. Is Offering Stock

WE INVITE YOU TO

PARTICIPATE IN OUR FUTURE

BCSB Bancorp, Inc. is a Maryland-chartered corporation that is offering shares of its common stock in connection with the reorganization of Baltimore County Savings Bank, MHC into the stock form.

1,976,538 – 3,075,260 shares of BCSB Bancorp, Inc. are being offered at a price of $10.00 per share.

If you would like to learn more about our stock offering, or consider becoming a stockholder of BCSB Bancorp, Inc., we invite you to obtain a prospectus and offering material by calling our conversion center at (410) 248-1189, Monday Through Friday between the hours of 10:00 a.m. and 4: p.m. Eastern time.

BCSB Bancorp, Inc. (LOGO) This is not an offer to sell or a solicitation of an offer to buy common stock. The offer is made only by the prospectus.